UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
Or

¬	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-16831

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
INGERSOLL-RAND COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
INGERSOLL-RAND PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Index
December 31, 2011 and 2010

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Ingersoll-Rand Company Employee Savings Plan for Bargained Employees
Davidson, North Carolina
We have audited the accompanying statements of net assets available for benefits of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees (the “Plan”) as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees as of December 31, 2011 and 2010 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Dixon Hughes Goodman LLP
Charlotte, North Carolina
June 26, 2012

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value:
Plan’s interest in Savings Plan Master Trust (Note 4)	$28,866,990	$31,581,623
Receivables
Employer contributions receivable	1,764	3,106
Employee contributions receivable	19,991	17,139
Notes receivable from participants	1,307,509	1,324,610
Total receivables	1,329,264	1,344,855
Net assets available for benefits	$30,196,254	$32,926,478
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010
Additions (reductions) to net assets attributable to:
Plan's interest in investment (loss) income of the Savings Plan Master Trust (Note 4)	$(856,711)	$3,776,622
Interest income on notes receivable from participants	58,124	76,216
Contributions
Participant	1,396,745	1,438,174
Employer	126,415	232,199
Total additions	724,573	5,523,211
Deductions from net assets attributable to:
Participant withdrawals and distributions	3,440,700	3,192,486
Administrative expenses	14,097	14,221
Total deductions	3,454,797	3,206,707
Net (decrease) increase	(2,730,224)	2,316,504
Net assets available for benefits
Beginning of year	32,926,478	30,609,974
End of year	$30,196,254	$32,926,478
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2011 and 2010

1	Description of the Plan
The following description of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
History
On July 1, 2009, Ingersoll-Rand Company Limited (“IR-Limited”), a Bermuda company, completed a reorganization to change the jurisdiction of incorporation of the parent company of Ingersoll Rand Company from Bermuda to Ireland. As a result, Ingersoll-Rand plc (“IR-plc”) replaced IR-Limited as the ultimate parent company effective July 1, 2009 (collectively referred to as “the Company”). As a result of the reorganization, IR-Limited became a wholly-owned subsidiary of IR-Ireland and the Class A common shares of IR-Limited became ordinary shares of IR-plc. Shares of Ingersoll-Rand plc continue to trade on the New York Stock Exchange under the symbol “IR”, the same symbol under which the Ingersoll-Rand Company Limited Class A common shares previously traded.
The Plan was established in 1997 to provide benefits to eligible employees of Thermo King Corporation who by reason of the acquisition of Thermo King by the Company ceased to be participants in their former plan.

Effective January 1, 2003, the name of the Plan was changed to the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees and therefore the accounts of all participants whose participation in the Plan was not subject to collective bargaining were spun-off and merged into the Ingersoll-Rand Company Employee Savings Plan.

On September 30, 2011, the Company completed a transaction to sell its Hussmann refrigerated display case business to a newly-formed affiliate ("Hussmann Parent") of private equity firm Clayton Dubilier & Rice, LLC ("CD&R"). This transaction included the equipment business and certain of the service branches in the U.S. ("Hussmann Business"). The final transaction allowed Hussmann Parent the option to acquire the remaining North American Hussmann service and installation branches ("Hussmann Branches"). Hussmann Parent completed the acquisition of the Hussmann Branches on November 30, 2011. All transferred and former employees of the U.S. business as defined by the purchase agreement remained in the Plan until April 5, 2012. On April 5, 2012, affected participants' balances in the Plan in the amount of $11,535,574 were transferred to a Hussmann Parent defined contribution plan intended to be qualified under section 401(a) of the U.S. Internal Revenue Code of 1986, as amended ("IRC") .
General
The Plan is a defined contribution plan covering eligible employees, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan. The Plan’s assets are part of the Ingersoll-Rand Company Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity.
The Ingersoll-Rand Company Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The Ingersoll-Rand plc Benefits Design Committee designs and approves changes to the Plan. The Ingersoll-Rand plc. Benefits Investment Committee selects and approves the Plan's investment options. Participants direct investments among the primary investment options. The Plan is operated with the intent to satisfy the requirements of ERISA Section 404(c).
Participation
All individuals employed by the Company, and whose terms of employment are governed by a collective bargaining agreement which specifically allows participation in the Plan are eligible to participate in the Plan upon completion of any waiting period as defined in the Plan.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2011 and 2010

Contributions
Generally, participants may elect to contribute to the Plan 1% to 20% of their compensation, in increments of 1%, on an after-tax basis, a pre-tax basis or a combination thereof. Certain bargained groups may contribute up to 50% of their compensation. Employee contributions are subject to limitations as defined by the U.S. Internal Revenue Code (“IRC”). For a certain bargained group, the Company makes matching contributions to the Plan equal to 50% of the contributions made by participating employees, up to a maximum employer contribution of 3% of the participants’ eligible compensation. For another bargained group, the Company makes matching contributions to the Plan equal to 25% of the first 5% of pre-tax contributions made by participating employees, up to a maximum employer contribution of 1.25% of the participants’ eligible compensation. The Company's matching contribution is contributed in cash to be invested in the Ingersoll-Rand Stock Fund. All contributions are immediately eligible to be sold and reinvested in any investment option under the Plan. Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and an Ingersoll-Rand Stock Fund for participants as investment options.
Participant Accounts
Each participant’s account is credited with (a) the participant’s contribution, (b) allocations of the Company’s matching contribution (if applicable), (c) allocations of Plan earnings (losses), net of investment management fees, and (d) any Company discretionary contributions. Each participant’s account is charged with an allocation of applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts (if applicable) is based on years of continuous service. A participant is 100% vested after three to five years of service, based on the specific bargaining unit. All Company matching contributions, not otherwise vested, become 100% vested upon the participant’s death, disability or the participant’s becoming a retired participant.

Notes Receivable from Participants
For certain bargaining units, participants may borrow from their accounts in multiples of $100 with a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested eligible account balance reduced by the highest outstanding loan balance during the preceding twelve months. Participants are permitted to have one outstanding loan at any given time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 6–60 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 1% (rounded to the nearest 0.5%) at the time of the loan, which is commensurate with local prevailing rates as determined by the Plan Administrator. At December 31, 2011 and 2010, interest rates ranged from 4.25% to 9.5%. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
On termination of service, a participant with a vested account balance greater than $3,500 to $5,000, based on the specific bargaining unit, has three options: (1) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account; (2) receive installments in the form of various types, as defined by the Plan; or (3) roll over the balance in his or her account to another qualified plan or Individual Retirement Account (“IRA”). A participant with a vested account balance of $3,500 or$5,000, based on the specific bargaining unit, or less may only choose options (1) or (3).
Forfeited Accounts
At December 31, 2011, forfeited non-vested accounts were $86,805. There were no forfeited non-vested accounts at December 31, 2010. Forfeited non-vested amounts may be used to reduce future employer contributions. In 2011 and 2010, employer contributions were reduced by $0 and $909 respectively, from forfeited non-vested accounts.

2	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2011 and 2010

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Valuation of Investments
A portion of Plan assets are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests plan assets in various trust investment options at the direction of plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
 Investments in the Savings Plan Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.
Certain management fees and expenses charged to the Plan for the investment in the Savings Plan Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment returns for such investments.
The statements of changes in net assets include unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and distribution fees are paid for by the participant.
Payment of Benefits
Benefits to participants are recorded when paid.
New Accounting Pronouncements
In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS)." ASU 2011-04 represents converged guidance between GAAP and IFRS resulting in common requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The Plan Administrator is currently assessing the impact on the Plan.

3	Fair Value Measurements
GAAP defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2011 and 2010

The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.
Ingersoll-Rand Stock Fund: Valued at the net asset value (“NAV”) of shares held by the Savings Plan Master Trust at year end. The fund primarily invests in ordinary shares of IR-plc, the ultimate parent of the Company. Shares of IR-plc are traded on the New York Stock Exchange (“NYSE”) and are valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 2.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the NAV of shares held by the Savings Plan Master Trust at year end. Investments in registered investment companies generally may be redeemed daily. Such assets are classified as Level 1.
Common collective trusts: These assets are not always available in an exchange or active market; however, the fair value is determined based on the NAV of the underlying assets as traded in an exchange or active market. Plan management applied fair value measurement guidance when using NAV as a practical expedient and determined that the level of the Plan’s investment in common collective trusts should be classified within Level 2.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
Money market funds: Valued at the NAV of the funds in which the Savings Plan Master Trust participates at year end. Such assets are classified as Level 1.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investment in the Savings Plan Master Trust
The Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company or its affiliates. The assets of the Savings Plan Master Trust are held by Fidelity. Each participating retirement plan has an undivided interest in the Savings Plan Master Trust. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at year end. At December 31, 2011 and 2010, the Plan had a 0.98% and 0.91%, respectively, participation in the Savings Plan Master Trust.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2011 and 2010

The net assets of the Savings Plan Master Trust consisted of the following at December 31:

	2011	2010
Investments, at fair value
Money market portfolio	$150,984,577	$141,723,176
Mutual funds	1,114,580,807	1,228,345,429
Common collective trust	833,868,053	184,713,390
Self-directed brokerage accounts	196,368,361	833,294,317
Ingersoll-Rand Stock Fund	656,044,168	1,067,495,072
Net assets available for benefits	$2,951,845,966	$3,455,571,384
Net realized and unrealized (depreciation) appreciation of investments and interest and dividend income for the Savings Plan Master Trust for the years ended December 31, are as follows:

	2011	2010
Investment income:
Net (depreciation) appreciation in fair value of investments
Mutual funds	$(63,544,009)	$123,831,355
Self-directed brokerage accounts	(10,515,637)	20,895,315
Common collective trusts	7,486,883	93,642,569
Ingersoll-Rand Stock Fund	(343,851,252)	259,087,378
	(410,424,015)	497,456,617
Interest and dividend income	42,021,998	40,954,758
Total investment (loss) income	$(368,402,017)	$538,411,375

The following summarizes the classification of the underlying investments in the Savings Plan Master Trust by level within the fair-value hierarchy as described in Note 3 as of December 31, 2011 and 2010:
Assets at fair value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$150,984,577	$—	$—	$150,984,577
Mutual funds:
Growth funds	583,602,736	—	—	583,602,736
Bond fund	261,958,201	—	—	261,958,201
International growth funds	170,383,503	—	—	170,383,503
Fixed income fund	71,019,892	—	—	71,019,892
Index funds	27,616,475	—	—	27,616,475
Self-directed brokerage accounts	196,368,361	—	—	196,368,361
Common or collective trusts:
Index funds *	—	116,756,571	—	116,756,571
Bond fund **	—	5,201,100	—	5,201,100
Lifestyle funds ***	—	711,910,382	—	711,910,382
Ingersoll-Rand Stock Fund ****	—	656,044,168	—	656,044,168
Total assets at fair value	$1,461,933,745	$1,489,912,221	$—	$2,951,845,966

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2011 and 2010

*   Represents investment in common collective trust consisting of companies composing the Standard & Poor’s (“S&P”) 500 index. Equity index funds seek to replicate the movements of an index specific market, such as the S&P 500 Index, regardless of market conditions. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
** Represents investment in an asset mix which will provide a return that approximates the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
*** Represents investment in an asset mix determined by the level of risk and return for the fund’s particular time frame. Lifestyle funds seek to provide an asset mix based on factors such as the investor’s age, level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

****     Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

Assets at fair value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$141,723,176	$—	$—	$141,723,176
Mutual funds:
Growth funds	506,689,258	—	—	506,689,258
Bond fund	278,762,743	—	—	278,762,743
International growth funds	236,196,087	—	—	236,196,087
Domestic equity fund	86,053,138	—	—	86,053,138
Fixed income fund	55,655,818	—	—	55,655,818
Value equity fund	37,877,101	—	—	37,877,101
Index funds	27,111,284	—	—	27,111,284
Self-directed brokerage accounts	184,713,390	—	—	184,713,390
Common or collective trusts
Index funds *	—	117,362,141	—	117,362,141
Lifestyle funds **	—	715,932,176	—	715,932,176
Ingersoll-Rand Stock Fund ***	—	1,067,495,072	—	1,067,495,072
Total assets at fair value	$1,554,781,995	$1,900,789,389	$—	$3,455,571,384

*         Represents investment in common collective trust consisting of companies composing the Standard & Poor’s (“S&P”) 500 index. Equity index funds seek to replicate the movements of an index specific market, such as the S&P 500 Index, regardless of market conditions. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
**       Represents investment in an asset mix determined by the level of risk and return for the fund’s particular time frame. Lifestyle funds seek to provide an asset mix based on factors such as the investor’s age, level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
***     Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

5	Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts and shall be entitled to a distribution of their respective account balances.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2011 and 2010

6	Risks and Uncertainties
Through the Savings Plan Master Trust, the Plan provides for various investment options in any combination of common stocks, mutual funds, common collective trusts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

7	Party-In-Interest Transactions
Certain plan investments held in the Savings Plan Master Trust are shares of mutual funds and short-term investments managed by Fidelity Management Trust Company, the Plan’s trustee and recordkeeper.These transactions qualify as permitted party-in-interest transactions.
Certain Savings Plan Master Trust investments are units of the Ingersoll-Rand Stock Fund which primarily invests in ordinary shares of the IR-plc. These transactions qualify as permitted party-in-interest transactions.

8	Tax Status
The U.S. Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9	Subsequent Events
The Company has evaluated subsequent events since the date of these financial statements. Other than the sale of its Hussmann business referenced in Note 1, the Company has determined there were no additional material subsequent events which require adjustment to or additional disclosure in the Plan's financial statements.

December 31, 2011	Schedule I

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Plan Sponsor:	Ingersoll-Rand Company
Employer Identification:	13-5156640
Plan Number:	076

	Identity of issue, borrower lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Plan's interest in Savings Plan Master Trust, excluding participant loans	Master Trust 0.98% participation	**	$28,866,990
	Participant loans ***	Due 01/01/2012 - 02/8/2017 4.25% - 9.50%	—	1,307,509
	TOTAL ASSETS (Held at End of Year)			$30,174,499

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments and is therefore omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES

Dated: June 26, 2012	By:	/s/ Sheila Savageau

Name: Sheila Savageau
Title: Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Dixon Hughes Goodman LLP